EXHIBIT 12.1

COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

		10/1/05-	2/17/06-
	2005	2/16/06	09/30/06	2007	2008
Earnings:
Income (loss) before taxes	47.8	19.3	-51.1	-207.5	-150.3
Interest	16.7	7.6	46.5	237.6	261.7
Interest portion of rental expense	3.4	0.9	2.2	14.7	19.4
	67.9	27.8	-2.4	44.8	130.8

Fixed Charges:
Interest	16.7	7.6	46.5	237.6	261.7
Interest capitalized	0.0	0.0	-0.6	-1.5	-2.3
Interest portion of rental expense	3.4	0.9	2.2	14.7	19.4
	20.1	8.5	48.1	250.8	278.8

Ratio	3.4	3.3	0.0	0.2	0.5

Shortfall (overage)	-47.8	-19.3	50.5	206.0	148.0